UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenhill Cogent, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2101 Cedar Springs Road, Suite 1200
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erich Ephraim   214-871-5403
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Erich Ephraim _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Greenhill Cogent, LP _____ , as

of December 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None _____

_____

_____



GINGER LONETTE GRIZZAFFI
Notary Public, State of Texas
My Commission Expires
September 09, 2017

_____
Signature

Authorized Signatory
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenhill Cogent

GREENHILL COGENT, LP

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED
DECEMBER 31, 2016

GREENHILL COGENT, LP

INDEX TO STATEMENT OF FINANCIAL CONDITION

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition as of December 31, 2016 2

Notes to Statement of Financial Condition..3



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Greenhill Cogent, LP

We have audited the accompanying statement of financial condition of Greenhill Cogent, LP (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greenhill Cogent, LP at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

GREENHILL COGENT, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS:

Cash and cash equivalents	$	5,578,278
Accounts receivable		5,610,052
Total assets	$	11,188,330

LIABILITIES AND PARTNERS' CAPITAL:

Accounts payable and accrued expenses	$	82,572
Due to affiliates		1,752,470
Total liabilities	$	1,835,042

COMMITMENTS AND CONTINGENCIES (Notes 3 and 8)

PARTNERS' CAPITAL		9,353,288
Total liabilities and partners' capital	$	11,188,330

See accompanying notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2016

1. **ORGANIZATION**

   Greenhill Cogent, LP (the "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Partnership is a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent"). Greenhill GP, LLC is a 0.1% General Partner (the "General Partner") and Greenhill Cogent Holdings, LP is the 99.9% Limited Partner (the "Limited Partner") of the Partnership, which are fully owned subsidiaries of the Parent. The Partnership assists investors in reselling their private equity investments to institutional buyers and accredited investors in nonpublic transactions in the secondary market.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   The summary of significant accounting policies of the Partnership is presented to assist in understanding the Partnership's statement of financial condition. The statement of financial condition and notes are representations of the Partnership's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the statement of financial condition. The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates which are determined by management.

   Use of Estimates in the Preparation of Statement of Financial Condition
   The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Significant estimates include the Partnership's assessment of potentially doubtful accounts receivable. Actual results could differ from management's estimates.

   Cash and Cash Equivalents
   Cash and cash equivalents includes amounts due from banks, and all highly liquid investments with original maturities of three months or less. The Partnership maintains its cash and cash equivalents with a financial institution with a high credit rating. Management believes that the Partnership is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held. The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses from such accounts and believes it is not exposed to any significant risk of loss.

   Accounts Receivable
   Management analyzes the accounts receivable on a periodic basis and accounts are reserved when they are considered doubtful and written off when they are deemed uncollectible. At December 31, 2016, all accounts receivable were considered collectible and an allowance for doubtful accounts unnecessary. The Partnership did not write off any accounts receivable during the year ended December 31, 2016. The Partnership did not record a bad debt expense for the year ended December 31, 2016.

   Concentrations of Credit Risk
   Credit risk related to transaction fees receivable is disbursed across a large number of clients. The Partnership controls credit risk through credit approvals and monitoring procedures but does not require collateral to support accounts receivable.

Income Taxes
The Partnership's Parent is a corporate taxpayer. The Partnership is a limited partnership which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. The Partnership follows the guidance for income taxes in recognizing, measuring, presenting and disclosing in its statement of financial condition uncertain tax positions taken or expected to be taken on its income tax returns. The Partnership determined there was no requirement to accrue any liabilities as of December 31, 2016.

Revenue Recognition
It is the Partnership's accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collectability is reasonably assured. The Partnership recognizes transaction income at the close of the transaction on which the fees are based.

The Partnership's clients reimburse certain expenses incurred by the Partnership in the conduct of transactions.

Accounting Developments
In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with* Customers ("ASU 2014-09"). ASU 2014-09 defines how companies report revenues from contracts with customers, and also requires enhanced disclosures. The guidance, as stated in ASU 2014-09, was effective beginning in the first quarter of fiscal year 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers – Deferral of Effective Date* ("ASU 2015-14"), which defers the effective date by one year, with early adoption on the original effective date permitted. The Partnership has evaluated the impact of the new guidance on its statement of financial condition and determined its impact to be immaterial.

3. **REGULATORY REQUIREMENTS**

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Partnership to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. At December 31, 2016, the Partnership had net capital of $3,743,236, which was $3,620,900 in excess of its minimum net capital requirement of $122,336. The Partnership handled no customer securities or accounts during the year ended December 31, 2016 and, accordingly, is not subject to the requirements under SEC Rule 15c3-3. Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part IIA) as of December 31, 2016, does not differ materially from the schedule in the Supplemental Material.

4. **RELATED PARTY TRANSACTIONS**

The Partnership operates under an expense-sharing agreement to utilize services of the Limited Partner's personnel and office space for purposes of conducting its business. The Partnership reimburses the Limited Partner for its share of costs for salaries, benefits, rent, and various general

and administrative expenses. In accordance with the expense-sharing agreement, the Partnerships' share of these expenses is 75% of deemed appropriate expenses incurred by the Limited Partner. The Partnership also pays commissions, licensing, registration, examination fees, and other expenses related to its business activities. Amounts due to the Limited Partner totaled $1,267,163 at December 31, 2016 for allocated expenses not yet paid.

The Parent issues restricted stock to employees of the Partnership. The restricted stock units granted to employees is determined based upon the fair market value of the Parent's common stock on the date of grant and generally amortized over a five year service period. As the Parent expenses the awards, the restricted stock units recognized are recorded in the Parent's equity and then allocated to the Partnership. See "Note 5 – Restricted Stock Units".

The Partnership has a revenue sharing agreement with an affiliate, Greenhill Cogent Europe, LLP, for services provided in assisting on client engagements during the year. For the year ended December 31, 2016, there was no payable balance.

Additionally, the Partnership has a services agreement with an affiliate, Greenhill Cogent Asia PTE, Ltd. for general, administrative and other operating expenses for services provided to the Partnership. For the year ended December 31, 2016, the Partnership had a payable balance of $485,307.

5. **RESTRICTED STOCK UNITS**

The Partnership participates in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of its stock. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, may be awarded to employees. Awards granted under the plan generally vest ratably over a period of five years beginning on the first anniversary of the grant date or in full on the fifth anniversary of the grant date.

To the extent the restricted stock units are outstanding at the time a dividend is paid on the common stock, a dividend equivalent amount is paid to the holders of the restricted stock units. In the event that the holder's employment is terminated under circumstances in which units awarded under the plan are forfeited, any dividend equivalent payments related to such forfeiture, which are unvested for accounting purposes, are required to be repaid to the Limited Partner.

Restricted stock units are issued to employees under the equity incentive plan primarily in connection with annual bonus awards and compensation agreements for new hires.

During 2016, the number of units granted to employees of the Limited Partner was 129,861 with a weighted average fair value of $21.62. The fair value is based on the market price of the Parent's common stock at the grant date of the award.

6. **PARTNERS' CAPITAL**

The General Partner and Limited Partner made initial capital contributions during the period ended December 31, 2003, and are not required to make any additional contributions except as required from time to time for the Partnership to comply with the minimum net capital requirements under Rule 15c3-1 of the Securities Act of 1934, as amended. The partners may not withdraw their capital contributions and the Partnership has no obligation to return these contributions. Partnership income

and losses are allocated pro rata in accordance with each partner's respective interest. Losses or credits are not allocated pro rata if they would cause a deficit balance in the partner's capital account.

Partnership net cash receipts are distributed to the partners pro rata in accordance with their respective partnership interests. Distributions totaled $17,000,000 for the year ended December 31, 2016.

7. **RETIREMENT PLAN**

The Limited Partner sponsors a contributory retirement plan (the "Plan") for its employees. The Plan is intended to qualify for tax-deferred treatment under Section 401(k) of the Internal Revenue Code. The Limited Partner may make discretionary matching and profit-sharing contributions to the Plan. The Limited Partner's discretionary contributions vest over six years at 20% per year, beginning with the second year of employment.

8. **COMMITMENTS AND CONTINGENCIES**

The Limited Partner leases office space under various operating lease agreements in connection with an expense-sharing agreement.

The Partnership's estimated portion of scheduled future maturities of noncancelable operating leases under the expense-sharing agreement are approximately as follows for the years ending December 31:

2017	756,558
2018	650,995
2019	240,740
2020	-
2021	-
	$ 1,648,293

The Partnership is involved from time to time in certain legal proceedings arising in the ordinary course of its business. The Partnership does not believe any such proceedings will have a material adverse effect on its results of operations.

9. **SUBSEQUENT EVENTS**

The Partnership has evaluated subsequent events through the date on which the statement of financial condition is issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.